UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 6, 2006

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People`s Republic of China

      Re:	China-Biotics, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      	Filed August 7, 2006
      	File No. 333-132670
      	Response Letter dated August 7, 2006

Dear Mr. Song:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation
S-B.
Please also correspondingly update your disclosure in the Management`s Discussion and Analysis section, specifically in the plan of operations and liquidity sections.
2. Please update your consents as appropriate.


Summary

Business, page 1
3. We note your response to prior comment 6. Please add to the SB-2 the information contained in your response letter, specifically that your current plant has spare capacity, that initially additional demand from opening stores will be met by the current plant, and that the plant you are building will have up to 300 tons of capacity. Please also briefly describe the status of the leasing arrangement for the land on which you plan to build the new plant. We note your discussion on page 16 in the Management`s Discussion and Analysis of
Financial Condition and Results of Operations section of your Form 10-QSB for the quarter ended June 30, 2006. In addition, please explain in sufficient detail how you expect to grow your business to have 300 stores and an additional 1,000 employees over the next two years.

Risk Factors

Risks Related to Government Regulation

"Government regulation of our retail prices and advertising methods...," page 8
4. We note your response to our prior comment 7. Please delete the second sentence of this risk factor, as it serves to mitigate the risk discussed.

Management`s Discussion and Analysis of Results of Operation and
Financial Condition

Results of Operations, page 15
5. We note your response to our prior comments 11, 12 and 13, and reissue them in part. Please expand your discussion to address your financial condition and results of operations and prospects for the future. Please also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note your plans to expand the geographic areas in which you sell your products, the methods by which you sell your products and your product line.

Liquidity and Capital Resources, page 19
6. We note your response to our prior comment 18. We were unable to locate the information you indicate you provided in the financial statements. Please advise.



7. We note your response to our prior comment 20, and reissue it in
part.  It appears that the shareholder loan that matured in
September
2006 now has a maturity date of March 2007.  Please advise.
Please
also address your need to invest in extensive market research on consumer health needs as noted on page 5, and your plan to develop new products as discussed on pages 25 and 26.
8. We note your response to our prior comment 27.   Please state
the
amount of the escrowed funds released to Chinamerica Fund for reimbursement of expenses incurred in connection with the private placement, and when it occurred.

Business

Industry Overview and Market Condition

Probiotics, page 26
9. We note your response to our prior comment 32. Please clarify it regarding Dr. Kopp-Hoolihan`s article. You state that it is available to subscribers. Please state whether there is a separate fee to become a subscriber, and provide your response to the SB-2.
10. We note your response to our prior comment 33. Please provide your response to the SB-2, and indicate the page on the website where this information can be found.

China Market, page 27
11. We note your response to our prior comment 36. Please provide in the SB-2 the addresses and page number of the websites where the articles published in Xin Kuai Bao and Bio Information Net may be viewed.
12. Please provide the source for your statements attributed to AC Nielsen and Rabobank Groep.

Competition, page 31
13. We note you response to our prior comment 39 and reissue it in part. In the first table, please explain the importance of the metric "quantity of the active probiotics that can be maintained."





Selling Stockholders, page 40
14. We note you response to our prior comment 46. We were unable to locate the information you indicate you provided on page 40 in regard to whether any selling stockholder is a broker-dealer or affiliated with a registered broker-dealer.

Related Party Transactions, page 42
15. In order to aid the reader, please ensure that your discussion of
the related party transactions are consistent throughout the
document, including the notes to the financial statements.   For
example, we note that in the first bullet in this section you state that SGI declared and paid dividends of $8.56 million during the period April 2003 to June 2005. We also note that in Note 21(a) to the China-Biotics Notes to Consolidated Financial Statements on page
F-43 you state that Shining paid the dividends in the amount of $16.73 million. Please advise. Please also file as an exhibit the agreement regarding treatment of dividend withholding taxes.
16. We note your reference to the Business-History section for a description of the related party transactions consummated in connection with the reverse takeover. Please specifically discuss these transactions in this section, and if necessary file as exhibits all related agreements.
17. We note your response to our prior comment 48 and reissue it in part. Please specifically identify each of the related parties to whom you refer in the second bullet in this section. Please file as exhibits the original agreement (which is referred to as the Equity
Transfer Agreement in Note 21(b) to the China-Biotics Notes to Consolidated Financial Statements on page F-43) and the supplemental agreement.
18. We note the discussion of the related party transaction in Note
21(c) to the China-Biotics Notes to Consolidated Financial Statements on page F-44. Please describe that transaction in this section.
19. We note that you indicate that the $2.29 million loan from certain executives is payable in September 2006, but that you indicate on page 19 that it matures in March 2007. Please advise.


Financial Statements

2. Basis of presentation, page F-11
20. We have reviewed your response to prior comment number 24 and your disclosure on page F-11. Please explain why you have accounted for SGI`s transactions with Shining as a common control transaction.
Based on the information provided, we do not see any common control between SGI and the Shining shareholder group to which you refer. We note your disclosure on page F-21 that the Shining shareholders were previously majority shareholders of SGI. Additionally, it is unclear whether or not SGI ever acquired control of Shining, based on your description of the simultaneous transactions. Please provide us with an analysis to support your conclusions. We may have further comment.
21. Please explain how the share prices were determined for both SGI`s acquisition of 100% of the Shining equity for $2.27 million and
$9,000 for 9,000 shares or 90% ownership of Shining.
22. Please expand your discussion of the SGI transaction to explain which agreement set forth the terms and conditions of the liquidating dividend which is referred to on page F-21.

4. Recapitalization Transactions, page F-21
23. We are continuing to consider your responses and related disclosures to our prior comments regarding the recapitalization transactions.
24. We note from your response to prior comment number 50 that "The
Company has revised its presentation with respect to the $2.27 million cash consideration to show it as "Liquidating Dividends" in the Stockholders` Equity section of the balance sheet before it was paid." Please support this presentation as an addition to total stockholders` equity as of March 31, 2005 rather than as a decrease to additional paid-in capital and an increase to liquidating dividends payable on the balance sheet in the period in which the transaction became applicable. Please note that our previous comment was issued to understand your reason for the recognition of a liability that occurred subsequent to the period presented (i.e. March 31, 2005). Please advise.
25. In addition, we note that your March 31, 2005 financial statements, as a result of the change you made in your presentation of Liquidating Dividends, now reflect changes from the information previously filed in your Form SB-2. Please tell us how you have complied with the requirements of SFAS 154. In this regard, we note your disclosure within footnote 24 and the reference of your independent accounting within their audit opinion to a restatement.


Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

26. We note that the wording of your certifications pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance:
Sarbanes-
Oxley Act of 2002 - Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item
601(b)(31) of Regulation S-B for the exact text of the required
Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Donna Levy at (202) 551-3292 or me at
(202)
551-3685 with any other questions.

      Sincerely,



      Tangela Richter
      Branch Chief


  cc:	Eric Simonson, Esq.
      Jill Davis (SEC)
      Jennifer Goeken (SEC)
      Donna Levy (SEC)



Mr. Song Jinan
China-Biotics, Inc.
Page 6